EXHIBIT 4.3

HUTTIG BUILDING PRODUCTS, INC.

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2020, Huttig Building Products, Inc. (“Huttig” “we” or “our”) has two classes of securities, our common stock, par value $0.01 per share (“Common Stock”), of which 80,000,000 are authorized, and our preferred stock, par value $0.01 per share (“Preferred Stock”), of which 5,000,000 shares are authorized. In respect of our Preferred Stock, 400,000 shares have been designated as Series A Junior Participating Preferred Stock, although no such shares are outstanding.

The following description of our capital stock is a summary and is subject to, and is qualified in its entirety by reference to the provisions of our Second Amended and Restated Certificate of Incorporation (the “Charter”) and our by-laws, as amended and restated (the “Bylaws”), copies of which are incorporated by reference as Exhibits 3.1 and 3.2 to our Annual Report on Form 10-K for the year ended December 31, 2020 of which Exhibit 4.3 is a part.

COMMON STOCK

Listing

Our Common Stock is listed and principally traded on The NASDAQ Stock Market LLC under the symbol “HBP.”

Dividend Rights

Subject to any preferential dividend rights granted to the holders of any shares of our Preferred Stock that may at the time be outstanding and any restrictions contained in agreements to which we are a party, holders of our Common Stock are entitled to receive ratably any dividends as may be declared from time to time by our Board out of funds legally available therefor.

Rights Upon Liquidation

Subject to any preferential rights of outstanding shares of Preferred Stock that may at the time be outstanding, holders of our Common Stock are entitled to share ratably, upon any liquidation, dissolution, or winding up of Huttig, in all remaining assets legally available for distribution to stockholders.

Other Rights and Preferences

Our Common Stock has no sinking fund, redemption provisions, or preemptive, conversion, or exchange rights.

Voting

All holders of Common Stock are entitled to one vote per share on all matters to be voted on by our stockholders. Directors shall be elected by a plurality of the votes cast at an election. Stockholders do not have cumulative voting rights in election of directors.  All other actions (unless required by law) shall be authorized by a majority of the votes cast by the holders of shares entitled to vote thereon, present in person or represented by proxy, and where a separate vote by class is required, by a majority of the votes cast by stockholders of such class, present in person or represented by proxy, except that (i) amendments to the Bylaws by the stockholders require a vote of two-thirds of the shares entitled to vote thereon, and (ii) removal of a director by the stockholders may only be for cause and requires a vote of two-thirds of the voting power of the shares entitled to vote at an election of directors.

Certain Anti-Takeover Effects

Certain provisions of Delaware law, our Charter and our Bylaws provide for the following, which may have the effect of deterring hostile takeovers or delaying changes in control or management:

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Section 203. We are generally subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any “interested stockholder” for a period of three years following the date that such stockholder became an interested stockholder. An interested stockholder is generally defined to mean any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, together with its affiliates.
▪	Undesignated Preferred Stock. Our Board has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us.
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Stockholder Meetings. Our Charter provides that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions.  As a result, a holder controlling a majority of our capital stock would not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws.  In addition, our Bylaws provide that special meetings of the stockholders may be called only by the Chairperson of the Board or our Board.  Stockholders may not call a special meeting.

▪	Board Classification. Our Board is divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term.
▪	No Cumulative Voting. Our Charter and Bylaws do not permit cumulative voting in the election of directors.
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Blank check preferred stock. As noted above, our Charter allows the Board to issue shares of Preferred Stock without the further approval of our stockholders. This is sometimes referred to as “blank check” preferred stock.

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Amendment of Charter and Bylaws.  Certain provisions of our Charter may only be amended  by holders of at least two-thirds of the voting power of our then outstanding voting stock.  Our Bylaws may only be amended by holders of at least two-thirds of the voting power of our then outstanding voting stock or by our Board.

RIGHTS TO ACQUIRE SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

Huttig has entered into a Rights Agreement with Computershare Trust Company, N.A. (as amended from time to time, the “Rights Agreement”), and we declared a dividend distribution of one preferred share purchase right for each outstanding share of Common Stock that was payable to stockholders of record as of the close of business on May 31, 2016.

Subject to the terms, provisions and conditions of the Rights Agreement, if these rights become exercisable, each right would initially represent the right to purchase from us 1/100th of a share of our Series A Junior Participating Preferred Stock for a purchase price of $13.39 (“Purchase Price”). If issued, each fractional share of preferred stock would generally give a stockholder approximately the same dividend, voting and liquidation rights as does one share of our Common Stock. However, prior to exercise, a right does not give its holder any rights as a stockholder, including without limitation any dividend, voting or liquidation rights. The rights will not be exercisable until the earlier of: (i) 10 calendar days after a public announcement, or the Board concluding, that a person or group has become an Acquiring Person (as defined under the Rights Agreement); and (ii) 10 business days after the commencement of a tender or exchange offer by a person or group if upon consummation of the offer the person or group would beneficially own 4.99% or more of our outstanding Common Stock. An “Acquiring Person” generally means a person that becomes a beneficial owner of 4.99% or more of our Common Stock, with certain limited exceptions.

The Board may, in its sole discretion, exempt any person or group who would otherwise be an Acquiring Person from being deemed as such for purposes of the Rights Agreement, if it determines at any time prior to the time at which the rights are no longer redeemable that the beneficial ownership of such person would not jeopardize, endanger or limit (in timing or amount) the availability of Huttig’s net operating losses and other tax benefits. Any such person or group is an “exempted person” under the rights plan. The Board, in its sole discretion, may subsequently make a contrary determination and such person would then become an acquiring person. The Rights Agreement will terminate at the close of business on May 18, 2022, if not earlier terminated in accordance with its terms